SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: April 2003

                                   Disco S.A.
                  --------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                  --------------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
            ---------------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: +54-11-4694-8017
                                                       -----------------

                                    001-14292
                                    ---------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                     No   X
                                ---                    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------------------


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On April 1, 2003, Disco S.A.(the "Company") submitted a letter to the Comision
Nacional de Valores (the Argentine securities regulatory authority) (the "Letter to the Comision") responding to certain questions by the Comision Nacional de Valores contained in a letter addressed to the Company, dated March 28, 2003, which was made public by the Comision Nacional de Valores. The unofficial English translation of the Letter to the Comision is attached hereto as Exhibit 1.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Disco S.A.


Date: April 22, 2003               By:/s/ Luc de Jong
                                      --------------------------------
                                      Name:  Luc de Jong
                                      Title: Vice President and Acting President
                                             of Disco S.A.




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                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibit             Description
-------             -----------

1. Unofficial English translation of the letter to the Comision Nacional de Valores, dated April 1, 2003.

                                                                       Exhibit 1

                                                                   April 1, 2003

Gentlemen
Comision Nacional de Valores
                                                         Re: March 28, 2003 Note

To Whom It May Concern:

In response to your note dated March 28, 2003, we bring the following to your attention:

1. Below, for your reading and consideration, is the press release of Ahold of March 26, 2003 translated into Spanish:

          Zaandam, The Netherlands, March 26, 2003 - In light of the ongoing investigations at Ahold, and in keeping with the company's intent to cooperate with all regulatory authorities, Ahold has decided to undertake a further review of certain transactions and related matters at its Argentine subsidiary Disco. The decision is also intended to ensure that Disco's books and records are in compliance with all applicable regulations.

          Disco has requested from the Buenos Aires Stock Exchange (Bolsa) and the Argentine Securities Regulatory Authority (CNV) a further extension to May 12, 2003, of Disco's 2002 financial statement filing deadline.

          As reported on February 27, 2003, the results of the initial investigation into transaction irregularities conducted by Ahold showed that there was no material adverse impact on Ahol'd financial results. The company has no reason to believe at this time that this further review will alter this finding.

          Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include the statement as to the impact on Ahold of the investigation at Disco. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include the outcome of Disco's request for filing deadline extensions and its ability to meet such dealine, the results of the further review undertaken by Ahold and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

          Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".

We call your attention to the fact that the foregoing press release does not differ in form and substance from the previous press release of Ahold dated February 27 in relation to the relevance of the results of the investigation undertaken by Ahold.

We call your attention, also, with respect to our note dated March 13 presented to this Commission soliciting a delay for the presentation of the accounting figures of Disco. Disco stated, in said request, that the new Board of Directors had resolved to carry out a full review of certain of the company's accounting records and extend such review to the principal regional units in the country. Disco estimates that this will require a maximum of 60 days and it has asked, consequently, a delay until the 12th of May of 2003 for the filing of Disco's financial statements to this Commission and the Bolsa. Also, we are of the opinion that our previous request will not be substantially different from the press release of Ahold.

2. We have become aware through a newspaper article that certain government officials of the Province of Buenos Aires have sought to or have had meetings with executives of Ahold in Holland with respect to certain financial obligations. We emphasize that, in respect to those officials, the article in question also expresses that they have tried to or have held meetings with other international companies about the same topic. Disco does not have any knowledge that any discussion or meeting is taking place or has occurred between said officials and Ahold, as Ahold has confirmed to Disco.

3.   We will submit this answer to you via AIF.

Without anything further, we take advantage of this opportunity to greet you.

Very attentively,

/s/ Mr. Ignacio Forconi
-----------------------
Name: Ignacio Forconi
Title: Attorney, Legal Department